Exhibit 99.1

Exhibit 99 – Tables contained in Item 1 to Registration Statement

Table 1. Estimated Gallons of Biodiesel Produced in the United States

Table 2.

Source: Department of Energy- http://tonto.eia.doe.gov/dnav/pet/hist/rdlusgd.htm.

Table 3

Bloomberg

Table 4

Note: The margins set forth in the chart above do not include regional and/or market-specific factors, which may increase or decrease the sales price of biodiesel by as much as 10% or more.  In addition, margins depicted above exclude transportation costs associated with moving soybean oil to a biodiesel plant or delivering biodiesel to end markets.  These costs vary widely depending on a plant’s proximity to soybean crushing facilities and end markets and cannot be estimated for the industry as a whole with any degree of accuracy.

Table 5